UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2023

Commission file number: 001-39477

GLOBAL BLUE GROUP HOLDING AG

(Translation of registrant’s name into English)

Zürichstrasse 38, 8306 Brüttisellen, Switzerland
+41 22 363 77 40
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F

INFORMATION CONTAINED IN THIS REPORT ON FORM 6-K

Closing of Private Placement

On November 29, 2023, Global Blue Group Holding AG (the “Company”) closed the previously announced private sale to Tencent Mobility Limited (the “Purchaser”) of 9,090,909 newly issued registered common shares of the Company with a nominal value of CHF 0.01 for aggregate consideration of $49,999,999.50 (the “Company Sale”). The Company Sale was completed pursuant to the share purchase and investment agreement (the “Purchase Agreement”), dated as of November 16, 2023, by and among the Company, the Purchaser, SL Globetrotter L.P. (“Globetrotter”), Global Blue Holding L.P. (“Holdco”) and the other parties from time to time party thereto.

In addition, on November 28, 2023 and pursuant to the Purchase Agreement, certain shareholders of the Company completed the previously announced sale to the Purchaser of 9,090,909 registered common shares of the Company with a nominal value of CHF 0.01 for aggregate consideration of $50,000,000.50 (together with the Company Sale, the “Transaction”).

The Company’s press release announcing the closing of the Transaction is attached hereto as Exhibit 99.1.

Registration Rights

In connection with the Transaction, the Company and the Purchaser also entered into a registration rights agreement on November 28, 2023 (the “Registration Rights Agreement”), pursuant to which the Company agreed to grant the Purchaser certain shelf take-down demand registration rights in respect of the common shares acquired by the Purchaser in the Transaction.

In addition, the Company, Globetrotter and Holdco entered into an amendment (the “RRA Amendment”) to the Company’s existing Registration Rights Agreement, dated as of August 28, 2020, as amended on June 13, 2022, by and among the Company, Globetrotter, Holdco and the other parties thereto, to waive certain limitations set forth therein, in order to enable the Company to enter into the Registration Rights Agreement with the Purchaser.

Copies of the Registration Rights Agreement and the RRA Amendment are furnished herewith as Exhibit 10.1 and 10.2 and incorporated herein by reference. The above description of the Registration Rights Agreement and the RRA Amendment is qualified in its entirety by reference to such exhibits.

Capital Increase

On November 28, 2023, the Board of Directors of the Company authorized the issuance out of the authorized share capital of the Company (the “Capital Increase”) of 9,090,909 common shares to the Purchaser, as reflected in the articles of association of the Company dated November 28, 2023. A copy of the amended Articles of Association is furnished herewith as Exhibit 3.1 to this Form 6-K and incorporated herein by reference. On November 29, 2023, the Company effected the Capital Increase in connection with the closing of the Company Sale.

New Credit Agreement

On November 24 November, 2023, an indirect subsidiary of the Company, Global Blue Acquisition B.V. (the “Borrower”) as borrower, and certain other subsidiaries of the Borrower, as guarantors, entered into a credit agreement with J.P. Morgan SE, as Facility Agent, Alter Domus Trustee (UK) Limited, As Security Agent, And J.P. Morgan SE, BNP Paribas, Deutsche Bank Aktiengesellschaft, Royal Bank of Canada and UBS AG London Branch, as Arrangers (the “New Credit Agreement”). The New Credit Agreement consists of a term loan of €610.0 million (the “Senior Secured Term Loan”) and a senior secured revolving credit facility of €97.5 million (the “Senior Secured Revolver Facility” and, together with the Senior Secured Term Loan, the “Credit Facilities”). €20.0 million of the Senior Secured Revolver Facility can be utilized as a swingline facility (the “Swingline Facility”).

The Senior Secured Term Loan will mature seven years after its first utilization date, and the Senior Secured Revolver Facility will mature six and a half years after the Closing Date. Borrowings under the Senior Secured Term Loan bear interest at a rate of EURIBOR and an applicable margin of up to 5.00%, which may be reduced in the future based on the Senior Secured Net Leverage Ratio (as defined in the New Credit Agreement). Borrowings under the Senior Secured Revolver Facility bear interest at a rate of EURIBOR and an applicable margin of up to 4.50%, which may be reduced in the future based on the Senior Secured Net Leverage Ratio. Furthermore, the Borrower is required to pay a commitment fee at a rate per annum equal to 30% of the applicable margin on the Senior Secured Revolver Facility in respect of unused amounts.

The New Credit Agreement contains customary negative covenants, including limitations on cash dividends and other distributions from the Borrower and certain of its subsidiaries, and a “springing” financial covenant related to the Senior Secured Net Leverage Ratio. In addition, the obligations of the Borrower and the obligations of the Borrower and the guarantors under the Credit Facilities are (or will be) secured by first priority pledges of and security interests in (i) all of the existing and future equity interests of Global Blue Holding B.V. and Global Blue Holland B.V. and equity interests in other material subsidiaries of the Borrower and (ii) the bank accounts and intragroup receivables of the Borrower, Global Blue Holding B.V. and Global Blue Holland B.V. and the bank accounts and intragroup receivables of material subsidiaries of the Borrower, in each case, subject to certain exceptions and thresholds.

On the Closing Date, the Senior Secured Term Loan will be fully drawn. The proceeds of the Credit Facilities were used to fully repay the Company’s senior secured term loan and revolver facilities, entered into December 25, 2019 (as amended and supplemented from time to time), with RBC Europe Limited, as Agent and Security Agent, and the other parties from time to time party thereto.

A copy of the New Credit Agreement is furnished herewith as Exhibit 10.3 and incorporated herein by reference. The above description of the New Credit Agreement is qualified in its entirety by reference to such exhibit.

INCORPORATION BY REFERENCE

This report on Form 6-K and Exhibit 10.1 shall be deemed to be incorporated by reference in the registration statements on Form F-3 (Nos. 333-259200, 333-267850 and 333-274233) and Form S-8 (No. 333-260108) of the Company and the prospectuses incorporated therein, to the extent not superseded by documents or reports subsequently filed or furnished.

EXHIBIT INDEX

Exhibit number	Description
3.1	Articles of Association of Global Blue Group Holding AG, dated as of November 28, 2023
10.1	Registration Rights Agreement, dated November 28, 2023, by and between Global Blue Holding AG and Tencent Mobility Limited
10.2	Registration Rights Agreement Amendment, dated November 28, 2023, by and among Global Blue Holding AG, SL Globetrotter, L.P. and Global Blue Holdings L.P.
10.3
Credit Agreement, dated November 24, 2023, by and among Global Blue Acquisition B.V., the guarantors party thereto, J.P. Morgan SE, Alter Domus Trustee (UK) Limited and the other parties from time to time party thereto

99.1	Press Release, dated November 29, 2023

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: November 29, 2023
GLOBAL BLUE GROUP HOLDING AG

By: /s/ Jacques Stern
Name: Jacques Stern
Title: Chief Executive Officer